

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2014

Via E-mail
Rosy Rodrigues
President and Chief Executive Officer
Baixo Relocation Services, Inc.
H. 190/5 Central Horte
Aquem, Baixo, Goa, India 403601

    Re: **Baixo Relocation Services, Inc.**
            Amendment No. 1 to Registration Statement on Form S-1
            Filed August 5, 2014
            File No. 333-196663

Dear Ms. Rodrigues:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4 in our letter dated July 8, 2014 and your revisions to your prospectus. Please also revise your disclosure in the "Plan of Distribution – Deposit of Offering Proceeds" section located near the bottom of page 16, to discuss the fact that, during the offering, you will not place funds received from investors in escrow, as well as the consequences of such fact.

Information with Respect to the Registrant, page 17

2. We note your responses to comments 11 and 12 in our letter dated July 8, 2014. Please provide us with copies of the materials cited in your revised disclosures that support your discussion. For example, you cite as authority for your disclosures Cartus Trends in Global Relocation and Brookfield Global Relocation Services. Please mark your

furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the disclosure.

Exhibits

3. We note your response to comment 16 in our letter dated July 8, 2014 and your filing of the subscription agreement. However, the price per share in your subscription agreement is $0.01, while the price disclosed in your prospectus is $0.015.   Please revise or advise.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director